Exhibit C
Press Release No. 05-11
METALLICA RESOURCES OVERTURNS MINING PERMIT NULLIFICATION
AT CERRO SAN PEDRO PROJECT, MEXICO
Toronto, Ontario — August 18, 2005 — Metallica Resources Inc. (TSX: MR, AMEX: MRB) has learned that a Federal Court of Appeals in Mexico City has overturned the previously announced nullification of the mining permit issued to Metallica’s Mexican subsidiary, MSX, by the Federal environmental authorities. This information was received through a posting of the Court’s decision on the courthouse bulletin board, but was not delivered directly to Metallica or MSX. This type of posting is the Mexican courts’ standard method of announcing verdicts prior to publishing the complete ruling.
As previously reported, in August 2004, MSX learned that the mining permit issued by the Federal environmental agency had been nullified by a Mexican fiscal court. Despite the prior nullification ruling, MSX’s mining permit has remained valid subject to appeals. MSX had won two previous legal challenges with respect to the mining permit.
While the results of the ruling have been publicly posted, MSX has not received official notification from the Court and has not received a copy of the written resolution of the case, which will contain the details and any conditions, stipulations or provisions that result from the ruling. Receipt of the complete file of the ruling is expected within the next two weeks. Once the case has been reviewed by MSX’s legal counsel a more detailed discussion of the ruling will be included in a press release.
“We are still waiting to review the Court’s ruling, but based on the information that has been publicly posted this is an important step forward for our operation at Cerro San Pedro,” said Richard Hall, president and CEO of Metallica Resources. “We have worked closely with the Mexican authorities at all levels to ensure that this project meets the highest international standards of environmental and cultural protection while at the same time providing substantial economic and social benefits to the local communities.”
Metallica continues to work cooperatively with the Mexican government to resolve the last issue before it can begin construction, which is the approval of a blasting permit for 2005. The company received its annual permit for 2004 and has been working to secure approval of its 2005 permit.
Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 82.9 million shares outstanding and approximately US$37 million in cash and cash equivalents, and no debt. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com
CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.
THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.